

Mail Stop 3030

April 27, 2017

Via E-mail
Tan Yu Chai
Chief Executive Officer
Global Bridge Capital, Inc.
15-7 Tower B
The Vertical Business Suite
Bangsar South City
No. 8, Jalan Kerinchi, 59200
Kuala Lumpur, Malaysia

> **Re:** **Global Bridge Capital, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 13, 2017**
> **File No. 333-215528**

Dear Mr. Tan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our April 3, 2017 letter.

Prospectus

1. Please expand your response to prior comment 1 to clarify how your disclosure is consistent with Section 4(a)(3) of the Securities Act and Rule 174.

Risk Factors, page 5

2. We note your response to prior comment 8; however, it remains unclear how the business of Global Bridge PLT differs from the business of the registrant. Given your affiliates' involvement with entities like Global Bridge PLT and the matching platform described

on page 22, it is unclear whether the registrant is in substantially the same business as those entities creating material conflicts. If the registrant is to conduct a different business, it is unclear how the business differs substantially. If the registrant's business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, it is unclear why Rule 419 is not applicable to this offering. Please revise the appropriate sections of the registration statement to clarify.

We do not believe we are a shell company, however, there exists the possibility,…,page 5

3.   We note your response to prior comment 2. Please revise to remove any implication that the consequences in the last two paragraphs of this risk factor would occur only after you were found to be a shell company. If the risk you are intending to convey is that your conclusions and disclosures regarding your shell company status could result in claims or liability, please revise to clarify the nature of those claims and liability.

We may issue shares of preferred stock in the future, page 10

4.   Please expand your response to prior comment 6 to tell us which section of which exhibit establishes the rights of your preferred stock consistent with the first sentence of the second paragraph of this risk factor.

Plan of Distribution, page 19

5.   We note your response to prior comment 10; however, your disclosure in the fifth paragraph of this section that the sales of your stock will occur at $0.30 "until" the identified events occur appears to be inconsistent with your other disclosures that the offering will be sold at $0.30 per share for the duration of this offering. Please revise your disclosure to clarify.

Description of Securities, page 20

6.   We note your response to prior comment 11. Please disclose the amount of your common equity that could be sold pursuant to Rule 144. See Regulation S-K Item 201(a)(2)(ii).

Directors and Executive Officers, page 22

7.   Please reconcile your response to prior comment 12 with the statement on the website that you mention in this section which appears to identify Mr. Phang as an associate partner. Also provide us your analysis supporting your conclusion that Regulation S-K Item 401 does not require disclosure of this associate partnership.

Exhibit 5.1

8.   Exhibit 5.1 filed with this amendment appears to include changes in response to our comment letter sent after the January 2017 date on exhibit 5.1. Please tell us (1) whether counsel provided you the revised exhibit 5.1 after the date of our comment letters, and (2) why counsel did not change the date of the opinion given the date of the revisions.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Benjamin L. Bunker, Esq.